BACARDI LIMITED

Quarterly Report
To Shareholders


BACARDI
SUPERIOR



Q3

Nine Months Ended
December 31, 2004





Report to the Shareholders

Dear Shareholder,

The third quarter ended December 31, 2004 was a strong quarter. The Company's sales after excise taxes at $1.16 billion, including $93 million from the sales of Grey Goose, represent an increase of $186 million over the same period last year. Of this increase, $62 million is due to favorable foreign exchange resulting mainly from the strength of the Euro versus the US dollar. The most significant increases in sales versus the same period last year were in the USA (up 57% including Grey Goose), Russia (up 53%), Mexico (up 20%), and Spain (up 10%). The large Western European markets were generally flat reflecting the deterioration of the low proof category and the economic stagnation in these mature markets.

Gross profit margins improved to 45.4% from 44.6%, or $116 million, due to the brand mix as our core brands with higher profit margins performed very well.

During the quarter, advertising and promotional expenditures increased by $44 million over the same period last year. However, our year-to-date expenses in this area were still below the approved yearly plan by $32 million.

Net income for the quarter at $226 million compares favorably with the $212 million of the previous year. Net income for the quarter was impacted by increased advertising and promotion expenses.

Year-to-date results as of December 31, 2004 were good, with increases in net sales after excise taxes of $275 million over last year. Of this amount $139 million is due to favorable foreign exchange. This increase was led by the USA (up 30% including Grey Goose), Russia (up 69%) and Canada (up 12%). Gross profit margin improved to 47.7% from 46% last year.

Our core brands for the nine-month period showed very good volume growth versus last year, with Bacardi up 6%, Dewar's up 7%, Bombay gin up 16%, and Grey Goose up 28% ahead of budget. While Martini vermouth sales volume is down 3%, brand contribution is up 4% on a constant dollar basis. The integration of Grey Goose in the USA, and the roll out into duty free and international markets, has been successfully executed and is exceeding expectations.

Our low proof business for the nine-month period has continued the downtrend of the category and volumes trail last year's results by 24%. We do not anticipate any recovery of the category at this time and continue to manage this decline accordingly. This decline, together with the disposal of various brands in France, was offset by the sales of Grey Goose that amounted to $138 million.

Net earnings for the nine months ended December 31, 2004 at $496 million compared favorably with prior year's results at $369 million (or $420 million after elimination of the positive exchange rates this year).

Our expectations for the full year are a continuation of the trends noted above.

Respectfully,



Ruben Rodriguez
Chairman of the Board

Consolidated Statement of Earnings (Unaudited)

For the Period Ended December 31, 2004
(Prepared in accordance with U.S. GAAP, expressed in Thousands of U.S. Dollars)

	Three Months Ended December 31, 2004 $	Three Months Ended December 31, 2003 $	Nine Months Ended December 31, 2004 $	Nine Months Ended December 31, 2003 $
Sales	1,510,034	1,277,375	3,649,306	3,317,700
Excise Taxes	345,233	298,119	809,426	752,978
Sales Less Excise Taxes	1,164,801	979,256	2,839,880	2,564,722
Cost of Sales	479,358	409,588	1,099,014	1,038,243
Gross Profit	685,443	569,668	1,740,866	1,526,479
Selling, General and Administrative Expenses	395,801	342,718	1,035,540	1,016,698
Earnings From Operations	289,642	226,950	705,326	509,781
Other Income (Expenses)				
Interest income	508	826	1,571	3,238
Interest expense	(36,107)	(21,187)	(81,187)	(76,582)
Miscellaneous income (expense) - net	4,482	34,713	(47,737)	15,424
	(31,117)	14,352	(127,353)	(57,920)
Earnings Before Income Taxes	258,525	241,302	577,973	451,861
Provision For Income Taxes	32,511	29,754	81,746	82,433
Net Earnings	226,014	211,548	496,227	369,428

Supplemental Information

	Three Months Ended December 31, 2004 $	Three Months Ended December 31, 2003 $	Nine Months Ended December 31, 2004 $	Nine Months Ended December 31, 2003 $
EBITDA*	316,165	282,627	725,754	587,597

* EBITDA represents consolidated net earnings before dividends on BMRH preferred shares, interest, income taxes, depreciation, and amortization.

Consolidated Balance Sheet

As of December 31, 2004
(Prepared in accordance with U.S. GAAP, expressed in Thousands of U.S. Dollars)

	December 31, 2004 $ (Unaudited)	March 31, 2004 $
Assets		
Current Assets		
Cash and equivalents	37,424	29,558
Accounts receivable	1,196,174	711,541
Inventories	789,421	766,982
Other current assets	129,972	131,231
	2,152,991	1,639,312
Long-Term Investments, Advances and Other Assets	195,279	203,524
Property, Plant and Equipment	542,790	540,473
Intangible Assets	5,311,630	3,051,366
	8,202,690	5,434,675
Liabilities		
Current Liabilities		
Short-term borrowings	270,435	247,015
Accounts payable and accrued liabilities	768,052	658,079
Taxes payable	263,476	176,549
Current portion of long-term debt	24,142	91,447
	1,326,105	1,173,090
Long-Term Debt	3,360,167	1,173,463
Other Liabilities	619,899	590,346
Series 3 Preferred Shares	161,290	146,552
BMRH Founders' Common Shares	92,467	92,467
	5,559,928	3,175,918
Shareholders' Equity		
Capital Stock	32,909	32,909
Share Premium	957,267	957,267
Retained Earnings	1,806,862	1,426,287
Accumulated Other Comprehensive Income	(154,276)	(157,706)
	2,642,762	2,258,757
	8,202,690	5,434,675

Corporate Information

Directors
Victor R. Arellano Jr.
Facundo L. Bacardi
Jaime Bergel
Francisco Carrera-Justiz
Adolfo L. Danguillecourt
Sergio Danguillecourt
Ignacio de la Rocha
Michelle Dorion
Guillermo J. Fernandez-Quincoces
Andreas Gembler
Barry E. Kabalkin
Jay H. McDowell
Guy Peyrelongue
Ruben Rodriguez
Eduardo M. Sardiña
Raymond P. Silcock

Officers

Ruben Rodriguez	Chairman
Facundo L. Bacardi	Deputy Chairman
Ralph Morera	Senior Vice President Finance and Chief Financial Officer
Michel Recalt	Senior Vice President and Chief Marketing Officer
Eduardo Sanchez	Senior Vice President and General Counse
Atul Vora	Vice President - Business Development
Gaston Tano	Controller
Michael Maguire	Assistant Vice President
Pierre Minchin	Treasurer
Barbara E. Johnson	Secretary
Gail A. Butterworth	Assistant Secretary and Director of Shareholder Relations



Bacardi Limited
P.O. Box HM 720
Hamilton HM CX, Bermuda

TELEPHONE: 441-295-4345 FAX: 441-292-0562

www.bacardi.com

Shareholder Information

Gail A. Butterworth
Assistant Secretary and Director of Shareholder Relations

Telephone: 441-298-1027
E-mail: gabutterworth@bacardi.com


Dewar's


MARTINI


BOMBAY
SAPPHIRE


GREY GOOSE
VODKA